EXHIBIT 99.1

Posting of Annual Report & Notice of AGM

Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”)

Posting of Annual Report & Notice of AGM

Biodexa Pharmaceuticals PLC (NASDAQ: BDRX), a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain announces that its Notice of Annual General Meeting (“AGM”) was posted to shareholders today, along with the Annual Report for the year ended 31 December 2022. The document is also available on the “Investors” section of the Company’s website at www.biodexapharma.com/investors/financial-reports-accounts.

The 2023 AGM will be held at the Company’s offices at 12.00 noon at 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ on 14 June 2023.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 20480180

 www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain. The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com